Exhibit 99.3

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2016 and 2015

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	March 31, 2016 (Unaudited)		December 31, 2015 (Audited)		March 31, 2015 (Unaudited)
	Amount	%	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$34,545	8	$30,271	7	$30,801	7
Financial assets at fair value through profit or loss	9	—	—	—	—	—
Hedging derivative assets	2	—	1	—	—	—
Held-to-maturity financial assets	2,729	—	1,881	—	2,754	1
Trade notes and accounts receivable, net	27,894	6	26,926	6	27,606	6
Accounts receivable from related parties	35	—	42	—	61	—
Inventories	6,911	2	8,780	2	6,877	1
Prepayments	6,083	1	2,669	1	5,809	1
Other current monetary assets	3,373	1	3,301	1	2,893	1
Other current assets	2,530	—	2,336	1	2,917	1

Total current assets	84,111	18	76,207	18	79,718	18

NONCURRENT ASSETS
Available-for-sale financial assets	5,393	1	5,511	1	6,681	1
Held-to-maturity financial assets	1,290	—	2,140	—	4,026	1
Investments accounted for using equity method	2,938	1	2,895	1	3,036	1
Property, plant and equipment	291,630	64	296,399	65	298,417	66
Investment properties	7,898	2	7,902	2	7,670	2
Intangible assets	49,703	11	50,447	11	42,129	9
Deferred income tax assets	1,041	—	2,061	—	1,874	—
Net defined benefit assets	3,038	1	11	—	8	—
Prepayments	3,505	1	3,612	1	3,523	1
Other noncurrent assets	5,414	1	5,586	1	5,394	1

Total noncurrent assets	371,850	82	376,564	82	372,758	82

TOTAL	$455,961	100	$452,771	100	$452,476	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	$70	—	$110	—	$560	—
Financial liabilities at fair value through profit or loss	2	—	—	—	—	—
Trade notes and accounts payable	13,728	3	16,301	4	14,875	3
Payables to related parties	392	—	611	—	256	—
Current tax liabilities	11,196	3	9,171	2	10,139	2
Other payables	23,623	5	25,487	6	21,180	5
Provisions	143	—	190	—	211	—
Advance receipts	9,157	2	9,567	2	9,544	2
Current portion of long-term loans	4	—	8	—	—	—
Other current liabilities	1,373	—	1,501	—	1,486	1

Total current liabilities	59,688	13	62,946	14	58,251	13

NONCURRENT LIABILITIES
Long-term loans	1,646	—	1,742	—	1,850	—
Deferred income taxes liabilities	662	—	148	—	124	—
Provisions	59	—	58	—	86	—
Customers’ deposits	4,551	1	4,726	1	4,639	1
Net defined benefit liabilities	1,361	—	7,099	2	6,570	2
Deferred revenue	3,532	1	3,616	1	3,717	1
Other noncurrent liabilities	3,361	1	3,097	1	1,589	—

Total noncurrent liabilities	15,172	3	20,486	5	18,575	4

Total liabilities	74,860	16	83,432	19	76,826	17

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	17	77,574	17	77,574	17
Additional paid-in capital	147,180	32	146,733	32	146,747	33
Retained earnings
Legal reserve	77,574	17	77,574	17	76,893	17
Special reserve	2,676	1	2,676	1	2,820	1
Unappropriated earnings	69,923	16	59,448	13	65,253	14

Total retained earnings	150,173	34	139,698	31	144,966	32

Other adjustments	70	—	269	—	1,288	—

Total equity attributable to stockholders of the parent	374,997	83	364,274	80	370,575	82

NONCONTROLLING INTERESTS	6,104	1	5,065	1	5,075	1

Total equity	381,101	84	369,339	81	375,650	83

TOTAL	$455,961	100	$452,771	100	$452,476	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended March 31
	2016 (Unaudited)		2015 (Unaudited)
	Amount	%	Amount	%
REVENUES	$56,944	100	$56,473	100

OPERATING COSTS	35,106	62	36,696	65

GROSS PROFIT	21,838	38	19,777	35

OPERATING EXPENSES
Marketing	5,996	11	5,983	11
General and administrative	1,151	2	1,145	2
Research and development	902	2	835	1

Total operating expenses	8,049	15	7,963	14

OTHER INCOME AND EXPENSES	(6)	—	(29)	—

INCOME FROM OPERATIONS	13,783	23	11,785	21

NON-OPERATING INCOME AND EXPENSES
Interest income	49	—	67	—
Other income	365	1	253	—
Other gains and losses	4	—	125	—
Interest expenses	(5)	—	(9)	—
Share of the profit of associates and joint ventures accounted for using equity method	81	—	284	1

Total non-operating income and expenses	494	1	720	1

INCOME BEFORE INCOME TAX	14,277	24	12,505	22

INCOME TAX EXPENSE	3,571	6	3,023	5

NET INCOME	10,706	18	9,482	17

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Share of remeasurements of defined benefit pension plans of associates and joint ventures	—	—	—	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended March 31
	2016 (Unaudited)		2015 (Unaudited)
	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$(83)	—	$(29)	—
Unrealized gain (loss) on available-for-sale financial assets	(124)	—	428	—
Cash flow hedges	1	—	—	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	(1)	—	1	—
Income tax expense relating to items that may be reclassified subsequently	(1)	—	(3)	—

	(208)	—	397	—

Total other comprehensive income (loss), net	(208)	—	397	—

TOTAL COMPREHENSIVE INCOME	$10,498	18	$9,879	17

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,475	18	$9,358	17
Noncontrolling interests	231	—	124	—

	$10,706	18	$9,482	17

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,276	18	$9,760	17
Noncontrolling interests	222	—	119	—

	$10,498	18	$9,879	17

EARNINGS PER SHARE
Basic	$1.35		$1.21

Diluted	$1.35		$1.20

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent											Noncontrolling Interests	Total Equity
							Other Adjustments
							Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for- sale Financial Assets	Cash Flow Hedges	Total Other Adjustments	Total Equity Attributable to Stockholders’ Equity
			Retained Earnings
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings
BALANCE, JANUARY 1, 2015	$77,574	$146,720	$76,893	$2,820	$55,895	$135,608	$146	$740	$—	$886	$360,788	$4,924	$365,712

Partial disposal of interests in subsidiaries	—	27	—	—	—	—	—	—	—	—	27	18	45

Net income for the three months ended March 31, 2015	—	—	—	—	9,358	9,358	—	—	—	—	9,358	124	9,482

Other comprehensive income for the three months ended March 31, 2015	—	—	—	—	—	—	(21)	423	—	402	402	(5)	397

Total comprehensive income for the three months ended March 31, 2015	—	—	—	—	9,358	9,358	(21)	423	—	402	9,760	119	9,879

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	14	14

BALANCE, MARCH 31, 2015	$77,574	$146,747	$76,893	$2,820	$65,253	$144,966	$125	$1,163	$—	$1,288	$370,575	$5,075	$375,650

BALANCE, JANUARY 1, 2016	$77,574	$146,733	$77,574	$2,676	$59,448	$139,698	$177	$91	$1	$269	$364,274	$5,065	$369,339

Partial disposal of interests in subsidiaries	—	58	—	—	—	—	—	—	—	—	58	25	83

Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	389	—	—	—	—	—	—	—	—	389	786	1,175

Net income for the three months ended March 31, 2016	—	—	—	—	10,475	10,475	—	—	—	—	10,475	231	10,706

Other comprehensive income for the three months ended March 31, 2016	—	—	—	—	—	—	(74)	(126)	1	(199)	(199)	(9)	(208)

Total comprehensive income for the three months ended March 31, 2016	—	—	—	—	10,475	10,475	(74)	(126)	1	(199)	10,276	222	10,498

Share-based payment transactions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	6	6

BALANCE, MARCH 31, 2016	$77,574	$147,180	$77,574	$2,676	$69,923	$150,173	$103	$(35)	$2	$70	$374,997	$6,104	$381,101

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

	Three Months Ended March 31
	2016 (Unaudited)	2015 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$14,277	$12,505
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	7,345	7,784
Amortization	782	770
Provision for doubtful accounts	117	180
Interest expenses	5	9
Interest income	(49)	(67)
Compensation cost of share-based payment transactions	6	14
Share of the profit of associates and joint ventures accounted for using equity method	(81)	(284)
Loss on disposal of investments accounted for by using equity method	—	(5)
Impairment loss on available-for-sale financial assets	—	26
Provision for inventory and obsolescence	104	53
Loss on disposal of financial instruments	—	—
Loss on disposal of property, plant and equipment	6	29
Loss on disposal of intangible assets	—	—
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(7)	—
Loss (gain) on foreign exchange, net	4	(114)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	—	1
Trade notes and accounts receivable	(1,087)	(1,545)
Accounts receivable from related parties	7	20
Inventories	1,765	166
Prepayments	(3,307)	(3,383)
Other current monetary assets	(185)	292
Other current assets	(195)	303
Increase (decrease) in:
Trade notes and accounts payable	(2,565)	(3,623)
Payables to related parties	(219)	(152)
Other payables	(1,086)	(1,206)
Provisions	(46)	25
Advance receipts	(222)	(369)
Other current liabilities	(1)	(128)
Deferred revenue	(83)	319
Net defined benefit plans	(8,775)	100

Cash generated from operations	6,510	11,720

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

	Three Months Ended March 31
	2016 (Unaudited)	2015 (Unaudited)
Interest paid	$(5)	$(9)
Income tax refunded (paid)	(15)	73

Net cash provided by operating activities	6,490	11,784

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of time deposits and negotiable certificate of deposits with maturities of more than three months	(1,600)	(1)
Proceeds from disposal of time deposits and negotiable certificate of deposits with maturities of more than three months	1,713	136
Proceeds from disposal of held-to-maturity financial assets	—	700
Acquisition of available-for-sale financial assets	(6)	—
Proceeds from disposal of available-for-sale financial assets	—	1
Proceeds from disposal of investments accounted for using equity method	—	11
Acquisition of property, plant and equipment	(3,385)	(5,532)
Proceeds from disposal of property, plant and equipment	4	—
Acquisition of intangible assets	(39)	(75)
Decrease in other noncurrent assets	169	239
Interest received	49	69

Net cash used in investing activities	(3,095)	(4,452)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	—	1,050
Repayment of short-term loans	(40)	(1,054)
Repayment of long-term loans	(100)	(50)
Decrease in customers’ deposits	(303)	(123)
Increase in other noncurrent liabilities	75	74
Partial disposal of interests in subsidiaries without losing control	84	45
Change in other noncontrolling interests	1,176	—

Net cash generated from (used in) financing activities	892	(58)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(13)	(33)

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,274	7,241

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	30,271	23,560

CASH AND CASH EQUIVALENTS, END OF PERIOD	$34,545	$30,801

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2016 and 2015

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of March 31, 2016 and 2015, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2016 and 2015 in accordance with the International Financial Reporting Standards, International Accounting Standard and International Financial Reporting Interpretations Committee, as issued by the International Accounting Standard Board (collectively, “IFRSs”). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under IFRSs.